[redacted]

SECURITI 12010915 MISSION

SEC Mail Processing Section

FEB 22 2012

Washington, DC 123

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-51653 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINING JANUARY 1, 2011 (MM/DD/YY) AND ENDING DECEMBER 31, 2011 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **PLAN PROFESSIONALS, LIMITED**

| OFFICAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**112 S W 6TH STREET, SUITE 400**
(No. and Street)

| **TOPEKA** | **KANSAS** | **66603-3810** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**MARK A. SCHNEIDER** **785-232-2378**
(Area Code - Telephone No.)

## B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**OHAB AND COMPANY, PA**
(Name - *if individual, state last, first, middle name*)

| **100 E. SYBELIA AVENUE, SUITE 130, MAITLAND** | **FLORIDA** | **32751** |
|---|---|---|
| (Address and City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.**

# OATH OR AFFIRMATION

I, MARK A. SCHNEIDER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or PLAN PROFESSIONALS, LIMITED, as of December 31, 2011 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

See attached
Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# California Jurat

State of California )
) ss.
County of Santa Barbara )

Subscribed and sworn to (or affirmed) before me on

This 17 day of February, 20 12,

by Mark Allen Schneider

proved to on the basis of satisfactory evidence to the person(s) who appeared before me.

CARMEN ESTRADA
Commission # 1876170
NOTARY PUBLIC-CALIFORNIA
SANTA BARBARA COUNTY
MY COMM. EXPIRES JAN. 8, 2014
PSS 1

(seal)

C Estrada

Signature of Notary Public

------------------------------OPTIONAL------------------------------

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

**Description of Attached Document**

Title of Type of Document: ____________________

Document Date: ____________________ Number of Pages: ____________________

Signer(s) Other that Named Above: ____________________

☐ **Check Attached Document for Embossment Seal**

# PLAN PROFESSIONALS, LIMITED

## FINANCIAL STATEMENTS

## DECEMBER 31, 2011

**PLAN PROFESSIONALS, LIMITED**
**FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED DECEMBER 31, 2011**

## TABLE OF CONTENTS

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Plan Professionals, Limited

We have audited the accompanying statement of financial condition of Plan Professionals, Limited as of December 31, 2011, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Plan Professionals, Limited as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Schedules presented on pages 9 & 10 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ohab and Company, PA

Maitland, Florida
February 20, 2012

## PLAN PROFESSIONALS, LIMITED

### STATEMENT OF FINANCIAL CONDITION
December 31, 2011

### ASSETS

| | | |
|---|---|---|
| **Assets:** | | |
| Cash and cash equivalents | $ | 4,114 |
| Commissions receivable | | 1,173 |
| Marketable securities | | 7,353 |
| | $ | 12,640 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **Stockholder's equity:** | | |
| Common stock, no par value, 200,000 shares authorized, 13,959 shares issued and outstanding | $ | 13,959 |
| Retained earnings (deficit) | | (1,319) |
| | $ | 12,640 |

The accompanying notes are an integral part of these financial statements.

**PLAN PROFESSIONALS, LIMITED**

**STATEMENT OF OPERATIONS**
**For the Year Ended December 31, 2011**

| | | |
|---|---|---|
| **Revenues:** | | |
| Commissions | $ | 10,916 |
| Unrealized gain on marketable securities | | 234 |
| **Total revenues** | | 11,150 |
| **Expenses:** | | |
| Professional fees | | 3,102 |
| Other operating expenses | | 1,327 |
| Total expenses | | 4,429 |
| **Net income** | $ | 6,721 |

The accompanying notes are an integral part of these financial statements.

## PLAN PROFESSIONALS, LIMITED

### STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
### For the Year Ended December 31, 2011

| | Common Stock | Retained Earnings (deficit) | Total |
|---|---|---|---|
| **Balances, December 31, 2010** | $ 13,959 | $ (2,502) | $ 11,457 |
| Stockholder contributions | - | 4,000 | 4,000 |
| Stockholder distributions | - | (9,538) | (9,538) |
| Net income | - | 6,721 | 6,721 |
| **Balances, December 31, 2011** | $ 13,959 | $ (1,319) | $ 12,640 |

The accompanying notes are an integral part of these financial statements

**PLAN PROFESSIONALS, LIMITED**

**STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2011**

| | |
|---|---|
| **Subordinated borrowings at January 1, 2011** | $ - |
| Increases | - |
| Decreases | - |
| **Subordinated borrowings at December 31, 2011** | $ - |

The accompanying notes are an integral part of these financial statements.

**PLAN PROFESSIONALS, LIMITED**

**STATEMENT OF CASH FLOWS**
**For the Year Ended December 31, 2011**

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income | $ | 6,721 |
| Adjustments to reconcile net income to net cash flows from operating activities: | | |
| Depreciation | | 159 |
| (Increase) decrease in: | | |
| Commissions receivable | | 2,803 |
| Marketable securities | | (234) |
| **Net cash provided in operating activities** | | 9,449 |
| **Cash flows from financing activities:** | | |
| Stockholder contribution | | 4,000 |
| Stockholder distributions | | (9,538) |
| **Net cash used in financing activities** | | (5,538) |
| Net increase in cash and cash equivalents | | 3,911 |
| **Cash and cash equivalents at beginning of period** | | 203 |
| **Cash and cash equivalents at end of period** | $ | 4,114 |

The accompanying notes are an integral part of these financial statements.

PLAN PROFESSIONALS, LIMITED

NOTES TO FINANCIAL STATEMENTS
December 31, 2011

## Note 1 – Summary of Significant Accounting Policies

*Nature of Business*

Plan Professionals, Limited ("the Company") is a broker-dealer, registered with the Securities Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in February 1999 in the state of Kansas.

The Company's business is limited to selling mutual funds on an application basis and/or selling variable life insurance or annuities.

*Cash and Cash Equivalents*

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2011, the Company had no uninsured cash balances.

*Revenue and Cost Recognition*

Revenue is recorded when commissions are earned and expenses are recorded as incurred.

*Estimates*

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Income Taxes*

The Company is a limited liability company that has elected, with the consent of its single member, to be taxed under the Internal Revenue Code as an S Corporation. In lieu of corporation income taxes, the shareholder of an S Corporation includes in his individual income tax return his proportionate share of the Company's taxable income or loss. Therefore, no provision, liability or benefit for federal or state income taxes has been included in the accompanying financial statements.

*Marketable Securities*

Marketable securities are classified as available-for-sale and, accordingly, are reported at fair value with the unrealized gains or losses on these securities reported on the statement of operations.

**Note 2 – Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2011, the Company had excess net capital of $6,537.

**Note 3 – Related Party**

The Company is party to an Expense Sharing Agreement with a related party through common ownership, for the purpose of allocating expenses between the Company and the related party. The agreement provides a formula for allocating office space rental, and the expense of equipment, supplies and related overhead. During the year ended December 31, 2011, the Company did not pay anything to the related party as it did not meet the minimum income threshold required under the agreement.

**Note 4 – Investment in Marketable Security**

The Company's investments in marketable securities were held for an indefinite period and thus were classified as available-for-sale. Available-for-sale securities were recorded at fair value in marketable securities on the balance sheet, with the change in fair value during the period included in income.

Fair value was determined as follows:

| | Fair Value Measurement at Reporting Date Using Description | | | |
|---|---|---|---|---|
| | Quoted Prices in Active Markets for Identical Assets (Level1) | Significant Other Observable Inputs (Level 2) | Significant Other Unobservable Inputs (Level 3) | Balance as of December 31, 2011 |
| Available-for-sale securities | $ 7,353 | $ - | $ - | $ - |
| | $ 7,353 | $ - | $ - | $ - |

**Note 5 - Subsequent Events**

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from January 1, 2012 through February 20, 2012, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

## PLAN PROFESSIONALS, LIMITED

## COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1 AND RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)
As of December 31, 2011

| | | |
|---|---|---|
| **Computation of basic net capital requirements:** | | |
| Total member's equity qualified for net capital | $ | 12,640 |
| Deductions: | | - |
| Net capital before haircuts and securities positions | | 12,640 |
| Haircuts: | | |
| Securities positions | | 1,103 |
| | | 1,103 |
| Net capital | | 11,537 |
| Minimum net capital requirements: | | |
| 6 2/3% of total aggregate indebtedness | | |
| Minimum dollar net capital for this broker-dealer ($5,000) | | |
| Net capital requirement (greater of above two requirements) | $ | 5,000 |
| Excess net capital | $ | 6,537 |

There are no material discrepancies existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.

## PLAN PROFESSIONALS, LIMITED

## COMPUTATION OF AGGREGATE INDEBTEDNESS
## UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
## As of December 31, 2011

| | |
|---|---|
| **Total aggregate indebtedness:** | $ - |

## PLAN PROFESSIONALS, LIMITED

## INFORMATION RELATING TO EXEMPTIVE PROVISION REQUIREMENTS UNDER SEC RULE 15c3-3
## As of December 31, 2011

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (1) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (1) of the Rule.

# Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441


## REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Plan Professionals, Limited

In planning and performing our audit of the financial statements of Plan Professionals, Limited (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder's, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

Maitland, Florida
February 20, 2012